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WRITER’S DIRECT CONTACT
212.468.8053
JBARIS@MOFO.COM

April 1, 2013

Karen L. Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C., 20549

Re:                             The Victory Portfolios

Accession No. 0001104659-13-022225  (1934 Act)

The Victory Institutional Funds

Accession No. 0001104659-13-022208 (1934 Act)

Response to staff comments on Preliminary Proxy Materials on Schedule 14A

Dear Ms. Rossotto:

On behalf of The Victory Portfolios (VP) and The Victory Institutional Funds (VIF) (collectively, the “Trusts”), we submit this letter in response to the staff’s comments delivered by telephone to me on March 28, 2013 with respect to preliminary proxy materials on Schedule 14A, which were filed with the Securities and Exchange Commission on March 19, 2013.  Our response follows each comment.

A.                                    The Victory Portfolios

1.                                      Page 4 of Q&A: Why is the Board of Trustees recommending a new investment Sub-Advisory Agreement: Please disclose that that the proposed sub-adviser is newly formed.

Response: The Registrant will add the following sentence:  “The Sub-Adviser is a newly formed entity.”

2.                                      Page 4 of Q&A: Will the fee rates payable by my Fund increase under the New Advisory Agreement?:  Please confirm that there will be no fee increases with regard to the new advisory agreement.

Response:  The Registrant confirms that fees payable under the Investment Advisory Agreement will not increase.

3.                                      Page 5 of Q&A:  Why are Core Bond Index Fund and Stock Index Fund not voting on certain proposals?:  Please state whether the liquidation of these two Funds requires a shareholder vote? If so, what happens if shareholders do not approve the liquidation of the Funds?

Response:  The Registrant confirms that shareholder approval of the liquidation of the Core Bond Index Fund and the Stock Index Fund is not required.

4.                                      Page 5 of Q&A:  Why is the Board of Trustees recommending a Distribution and Service Plan?:  Please clarify in the first sentence that the Current Distribution Plan refers to the existing distribution plan for Class A Shares.

Response:  The Registrant will replace the first sentence of this answer with the following:  “Class A shares of each Fund currently have a Rule 12b-1 Distribution Plan (the “Current Distribution Plan”).”

5.                                      Page 4:   In the column captioned “Other Directorships Held in Public Companies” please add “During Past 5 Years” to the caption.

Response:  Registrant will add “During Past 5 Years” to the caption.

6.                                      Page 11: What Are the Terms of the New Advisory Agreement?:  Please clarify that the Adviser will act as a manager of managers “subject to receipt of additional exemptive relief, if required.”

Response:  The Registrant will replace the sixth sentence in the second full paragraph as follows:  “This provision makes this structure available for the existing Funds and future funds of the Trust, subject to receipt of any additional SEC exemptive relief, if required, and further shareholder approval, if required.”

7.                                      Page 13: Other Fees Paid by the Funds to Affiliates of the Adviser: Please state whether the Registrant expects that another line of credit will be extended after December 31, 2013:

Response:  The Registrant determines the need for and negotiates the terms of its line of credit every year.  At this time, the Registrant does not know whether it will require a line of credit, or which entity will provide a line of credit after December 31, 2013.

8.                                      Page 19:  Why Are the Trustees Recommending the Proposed Change?:  Please clarify that fees would be paid only by Class A shares that adopt the Proposed Plan.

Response:  The Registrant will revise the second sentence of the first full paragraph as follows:  “Fees would be paid only by the Class A shares of each Fund that has adopted the Proposed Plan.”

9.                                      Page 20:  Why Are the Trustees Recommending the Proposed Change?:  Please repeat the statement that “the net fees paid by shareholders would not increase, because if shareholders approve the Proposed Plan, the current Shareholder Servicing Plan would terminate.”

Response:  The Registrant will add the following statement to the end of the first paragraph under “Why Are Shareholders Being Asked to Approve the Proposed Plan?”:  “The net fees paid by shareholders would not increase, because if shareholders approve the Proposed Plan, the current Shareholder Servicing Plan would terminate.”

10.                               Page 20 — Why Are the Trustees Recommending the Proposed Change?: Delete the first sentence of the penultimate paragraph of this section concerning financial intermediaries.

Response:  The Registrant will delete the first sentence of the penultimate paragraph of this section.

11.                               Page 21:  The Sub-Advisory Agreement:  Please clarify that the Sub-Adviser is newly formed and currently has no clients.

Response:  The Registrant will replace the last paragraph on page 21 with the following:  “The Sub-Adviser is a newly formed entity and is not yet registered with the Securities and Exchange Commission.  It currently has no advisory clients.”

B.                                    The Victory Institutional Funds

1.                                      Page 3 of Q&A:  Please clarify what a “manager of managers” or cross reference to a discussion contained in the text disclosing what a manager of managers is.

Response:  Registrant will cross reference “manager of managers” to the discussion contained under the heading “What are the Terms of the New Advisory Agreement?”.

2.                                      Page 3 of Q&A: Clarify that time of the special meeting of shareholders will be held at 11:30 A.M. Eastern time.

Response:  Registrant will add “Eastern Time” after “11:30 A.M.”

3.                                      Page 3:  In the column captioned “Other Directorships Held in Public Companies” please add “During Past 5 Years” to the caption.

Response:  Registrant will add “During Past 5 Years” to the caption.

4.                                      Page 9:  Please clarify that the Adviser will act as a manager of managers “subject to receipt of additional exemptive relief, if required.”

Response:  The Registrant will replace the penultimate sentence in the fourth paragraph as follows:  “Currently these provisions are included in the investment advisory agreement for The Victory Portfolios, and including these provisions for the Trust would make the same structure available for the Fund and future funds of the Trust, subject to receipt of any additional SEC exemptive relief, if required, and further shareholder approval, if required.”

5.                                      Page 12:  Nature and Extent and Quality of the Services to Be Provided by the Adviser:  In the second paragraph of this section, please clarify that the departure of key personnel of the Adviser will not affect management of the Fund.

Response:  The Registrant will add the following sentence after the third sentence of the second paragraph of this section:  “The Adviser does not expect that the departure of any of its personnel will affect the management of the Fund.”

In addition, we will incorporate comments to the proxy materials filed by VP and VIF that were given by the staff in connection with the proxy materials filed by The Victory Variable Insurance Funds, to the extent that they are relevant or appropriate.

The Registrant understands that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the proxy materials contained in the filing (the “Filing”); (ii) Commission comments or changes to disclosure in response to Commission comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Registration may not assert Commission comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 212-468-8053 if you have any questions.

Very truly yours,

/s/Jay G. Baris

Jay G. Baris

cc:	Leigh A. Wilson
Michael D. Policarpo, II
Christopher K. Dyer
Alison White, Division of Investment Management
Robert E. Putney, III
Isabelle Sajous
Nathan J. Greene